SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ/MF 02.558.118/0001 -65
Corporate Registry (NIRE) # 533 0000 577 0
Publicly-held Company

NOTICE TO SHAREHOLDERS
Capital Increase

Telemig Celular Participações S.A. (“Telemig Celular Participações” or “Company”) hereby announces that the Company’s General/Extraordinary Shareholders’ Meeting held on April 27, 2006 approved a capital increase in the amount of R$26,109,404.99 (twenty-six million, one hundred and nine thousand, four hundred and four reais and ninety-nine cents) through the incorporation of part of the credit held by the controlling shareholder Telpart Participações S.A. with the Company, in the form of a Special Goodwill Reserve which, pursuant to CVM Instruction 319/99, as amended by CVM Instruction 349/2001, comprises the actual tax benefits obtained by the Company from the amortization of deferred assets in the fiscal year ended December 31, 2005.

As provided for in said CVM Instruction, in article 171 of Law 6.404/76 and in the Protocol of Incorporation of the company “27 de Agosto Participações S.A.”, the shares issued by virtue of the capitalization shall be transferred to the controlling shareholder Telpart Participações S.A., the remaining shareholders having preemptive rights over the subscription of such shares. Shareholders exercising said rights shall pay the amounts in question directly to Telpart Participações S.A.

The capital increase shall maintain the current numerical proportions of the different classes of share and shareholders shall exercise their preemptive rights in the same proportion as their current holdings per class of share.

Further details on the capital increase are provided below:

1 - AMOUNT OF THE CAPITAL INCREASE:

R$26,109,404.99 (twenty-six million, one hundred and nine thousand, four hundred and four reais and ninety-nine cents).

2 - NUMBER AND TYPE OF SHARES TO BE ISSUED:

NUMBER OF SHARES	TYPE OF SHARE
1,405,882,164 (one billion, four hundred and five million, eight hundred and eighty-two thousand, one hundred and sixty-four shares)	Registered common shares with no par value
2,374,203,814 (two billion, three hundred and seventy-four million, two hundred and three thousand, eight hundred and fourteen shares)	Registered preferred shares with no par value

3 - ISSUANCE AND SUBSCRIPTION PRICE:

R$ 9.8460 per 1,000 common shares; R$ 5.1668 per 1,000 preferred shares.

4. JUSTIFICATION FOR THE ISSUANCE PRICE:

As approved in the General Shareholders’ Meeting that deliberated the capital increase, the issuance price was set by taking the average of the daily stock quotes of the trading sessions of the last sixty days in the São Paulo Stock Exchange, weighted by the respective volumes traded.

The issuance price shall remain unaltered during the period reserved for the exercise of preemptive rights.

5 - TERM FOR EXERCISING THE PREEMPTIVE RIGHTS:

The period during which shareholders may exercise their preemptive rights is shown below:

BEGINNING: April 28, 2006	END: May 29,2006

6 - PROPORTION OF THE RIGHT:

In order to determine the number of shares to which they may subscribe, shareholders should multiply the number of shares held on April 27, 2006 by the following factor:

TYPE OF SHARE HELD	FACTOR PER SHARE	TYPE TO BE SUBSCRIBED
Common	0.010680	Common
Preferred	0.010680	Preferred

7. FORM OF PAYMENT:

At sight, upon subscription.

8 - QUALIFICATION FOR SUBSCRIPTION:

8.1 – Shareholders holding shares as of April 27, 2006 shall be entitled to subscribe. Shares acquired as of April 28, 2006 shall not give their holders preemptive rights to the subscription.

8.2 – Shareholders who wish to sell their preemptive rights to the subscription, in the period during which said rights may be exercised, shall request an instrument of assignment of rights, which shall be issued by the depositary Institution, Banco ABN AMRO Real S.A., or by the Custodian Entity.

8.3. – The Custodian Entities may issue only a single assignment of rights for each subscriber.

8.4 - The Custodian Entities may subscribe on their own behalf, as trustee owners, up to the amount corresponding to the shares held in custody.

8.5 – Once an assignment of rights is issued, if it is resold, a statement shall be required on the back of said instrument, with signature certified by a notary public.

8.6 – Under no circumstances shall a copy of such assignment of rights be accepted.

9 – DIVIDENDS:

The shares arising from this subscription shall not be entitled to receive dividends for the fiscal year ended December 31, 2005, but shall be entitled to full dividends for the fiscal year ended December 31, 2006.

10 – REMAINING RIGHTS:

There shall be no remaining subscription rights.

11 - GENERAL INSTRUCTIONS:

Shareholders should attend, within the period established for the exercise of preemptive rights, at one of the branches of Banco ABN AMRO Real S.A. in order to request the Share Subscription Bulletin, specifying the number of shares to be purchased.

12 – DOCUMENTS FOR THE SUBSCRIPTION AND ASSIGNMENT OF RIGHTS:

12.1 - Individuals: Certified copies of Identity Card and Individual Taxpayers Card (CPF) and proof of current home address.

12.2 – Companies/institutions: Certified copy of Corporate Taxpayer’s Card (CNPJ/MF), current Articles of Association or By-laws, and a copy of the minutes electing the current executive board. Officers with power to represent the company/institution shall submit a certified copy of their Identity Card, Individual Taxpayer’s Card (CPF) and proof of current address.

12.3 – In the case of representation by proxy, attorneys-in-fact shall submit their respective power of attorney, in addition to the documents mentioned above.

13 – LOCATION

Branches of Banco ABN AMRO Real S.A

Brasília, April 27, 2006.

Oscar Thompson
Head of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations